SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 10 March 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

This announcement contains inside information.

March 10, 2017

BT AND OFCOM REACH AGREEMENT ON FUTURE GOVERNANCE OF OPENREACH

Openreach to be a legally separate company within BT with its own Board

Around 32,000 employees to transfer once pension arrangements are in place

Openreach Limited to have its own brand without the BT logo

BT and Ofcom have reached agreement on a long-term regulatory settlement that will see Openreach become a distinct, legally separate company with its own Board1, within the BT Group. The agreement is based upon voluntary commitments submitted by BT that the regulator has said meet its competition concerns.

Once the agreement is implemented:

●
Around 32,000 employees will transfer to the new Openreach Limited following TUPE consultation, and once pension arrangements are in place.
●
Openreach Limited will have its own branding, which will not feature the BT logo.
●
The Openreach CEO will report to the Openreach Chairman with accountability to the BT Group Chief Executive with regards to certain legal and fiduciary duties that are consistent with BT’s responsibilities as a listed company.

     Openreach, which builds and maintains the tens of millions of copper and fibre lines that run from telephone exchanges to homes and businesses across the UK, will assume greater independence under its own Board of Directors.

     The agreement is intended to be comprehensive and enduring, helping to ensure the UK telecommunications market remains one of the most competitive in the world. Hundreds of telecoms companies already use Openreach and its national network on an equivalent basis, and many others are competing with them. That will continue with enhanced safeguards to ensure all of Openreach’s customers are treated equally.

     Gavin Patterson, BT Chief Executive, said: “I believe this agreement will serve the long-term interests of millions of UK households, businesses and service providers that rely on our infrastructure. It will also end a period of uncertainty for our people and support further investment in the UK’s digital infrastructure.

     “This has been a long and challenging review where we have been balancing a number of competing interests. We have listened to criticism of our business and as a result are willing to make fundamental changes to the way Openreach will work in the future.”

1Following the implementation of the agreement which is subject to the satisfaction of certain conditions, including those relating to pensions (see notes to editors).

The agreement, when in place, will provide BT and other companies with greater regulatory clarity and certainty which is vital for investment. This will help the UK retain its position as the leading digital economy in the G20 by share of GDP, with the largest superfast network among major European nations.

     The transfer of around 32,000 employees, under TUPE regulations, will be one of the largest such transfers in UK corporate history. It will take place once the agreement has been implemented and pension arrangements are in place for these employees. Under the agreement, Openreach will manage and operate its assets and trading but ownership of those assets and trading will remain with BT.

     The agreement builds on changes that BT has already made to the governance of Openreach in recent months. These include the creation of an Openreach Board with a majority of independent members.

     This Board will set Openreach’s medium term and annual operating plans and determine which technologies are deployed, within a strategic and financial framework defined by BT. Openreach will be free to explore alternative co-investment models in private with third parties.

     The Openreach CEO will report into the Openreach Chairman, with accountability to the BT Group Chief Executive with regards to certain legal and fiduciary duties that are consistent with BT’s responsibilities as a listed company.

     The commitments that BT has notified to Ofcom are available at: http://www.btplc.com/UKDigitalFuture/

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

Investor and Analyst Call at 09:30 UK time, 10 March 2017

Dial in:

·         Tel                                +44 (0)1296 480 100

·         Passcode:                    March

·         Lines available from approximately 09:15 UK time

 Conference call replay:

·         Tel                                +44 (0)207 136 9233

·         Passcode:                    9112 4663

·         Replay available from 11:00 UK time for 7 days

The person responsible for making this announcement is Dan Fitz, BT’s Company Secretary.

Notes to Editors

The implementation of the agreement is subject to the satisfaction of certain conditions. These include new legislation providing that the new company’s pension liabilities will be covered by equivalent arrangements to the current Crown Guarantee, thereby ensuring the transfer does not mean that its BT Pension Scheme members lose that protection, and the BT Pension Scheme Trustee having consented to Openreach Limited becoming a participating employer in the scheme.

Formal adoption by the BT Board of commitments given in favour of Ofcom is also required to give effect to the agreed arrangements. These commitments will replace the 2005 Undertakings given by BT to Ofcom. Pending the implementation of the agreement, the 2005 Undertakings will continue to apply to the governance of Openreach, unless otherwise agreed with Ofcom. The replacement of the 2005 Undertakings with the commitments once the agreement is implemented will now be consulted upon by Ofcom.

Following implementation of the agreement, as a subsidiary company, Openreach Limited will continue to be fully consolidated within BT Group.

Openreach

Openreach Limited will be a distinct company within the BT Group, providing a wide range of wholesale services to more than five hundred communications providers on an equivalent basis. It will continue to be responsible for BT’s local access network – i.e. the tens of millions of copper and fibre lines that run from telephone exchanges to homes and businesses across the UK.

Communications providers – including those within the BT Group – will be able to buy ‘active’ services such as fibre broadband or dedicated business lines from Openreach or ‘passive’ services whereby they can use the business’s ducts and poles to lay their own local networks. Openreach already competes with Virgin Media in more than half of the country and an increasing number of independent network operators have emerged in recent years.

Openreach, which began operating in 2006, invested more than ten billion pounds in capex during its first decade. This investment has helped to make fibre broadband available to more than 26 million premises and copper broadband available to virtually every property. Capex at the business was £1.45 billion in the 2015/16 financial year and gross capex is set to rise again this year as the business begins to deploy ultrafast broadband across the UK via both G.fast and Fibre to the Premises technologies.

About BT

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group’s reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

1The results for the period have been revised to reflect the outcome of the investigation into our Italian business. Detail of which is set out in our third quarter results announcement published on 27 January 2017.  This financial information is unaudited.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)
 By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.
Date 10 March 2017